Exhibit 99.1

NICE Delivers AI-Powered CX to Accelerate Smart Self-Service Adoption While
Improving Employee Engagement and Efficiency with Launch of CXone Spring
2023 Release

New CXone capabilities provide real-time interaction guidance and unique low-code smart self-service options

Hoboken, N.J., April 3, 2023 – NICE (Nasdaq: NICE) today announced the Spring 2023 release of CXone, which adds new AI-powered capabilities that accelerate digital fluency to help brands master CXi (customer experience interactions). The new release unveils a comprehensive, well-rounded set of offerings to meet customers at their preferred digital doorstep and empower sales-driven agents to deliver seamless experiences to win new business. The new capabilities also include enhanced digital reporting capabilities, providing historical visibility into agent performance across multiple digital channels.

The CXone Spring 2023 Release produces plug-and-play simplicity to accelerate development efforts. An all-new bot skills library creates a community for bot builders to share capabilities to expedite development of smarter bots. No code templates enable customers to effortlessly create rich messaging across multiple digital channels including Google Business Messaging, WhatsApp, Facebook Messenger, and Apple Messages for Business. This opens huge opportunities for agents to provide richer interactions on customers’ preferred digital touchpoints.

Ten new sales-effectiveness Enlighten AI models bring real-time interaction guidance to the front line of revenue generation. The models, specifically designed for agents engaged in sales, coach the agent in real-time, pinpointing opportunities, and displaying sales metrics and behavior scores for performance improvement.

“We are proud to launch another milestone that will allow our customers to leap forward in their journey to create AI-driven digital fluency,” said Barry Cooper, President, CX Division. “The ability to build and deploy smart bots along with new Enlighten sales models is a major competitive differentiator, delivering real-time guidance to sales agents to win new customers and drive massive revenue growth for brands.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek,  +1 201 561 4442, media@nice.com , ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.